UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 7, 2019

We hereby inform as a Relevant Information Communication that the Board of Directors of Graña y Montero S.A.A. has approved the following:

1.	Designate Mr. Christian Laub Benavides, with Peruvian ID N° 10274712 as member of the Board of Directors for the remaining of the term of this Board of Directors.
2.
Convene a General Shareholders Meeting, to take place on first call on June 4, 2019, on second call on June, 10 2019 or on third call on June 14, 2019, at 10:30 am, in all cases, at Petit Thouars Avenue N° 4957, Miraflores, Lima, Peru to review the following agenda:

-	Simple Corporate Reorganization and delegation of powers on the Board of Directors.
-	Endorsement of designation of Mr. Christian Laub Benavides as member of the Board of Directors.
-	Board of Directors compensation.
-	Delegation of powers for the formalization of agenda items.

In fulfillment of our obligations, the motions and the power of attorney for special representation are attached to this communication, which may be received in our offices, or via email, as a PDF file, at any of the following addresses: ricardo.mego@gym.com.pe or eduardo.valdez@gym.com.pe.

Furthermore, we record that the information that we send to the Superintendence of the Securities Market is already published on the company's website: www.granaymontero.com.pe.

Finally, we remind you that our Investor Relations Office (Paola Pastor - paola.pastor@gym.com.pe) is available to answer any questions on this matter from Monday to Friday between 9:00 and 12:00 hours and from 16:00 to 18:00 hours, either in our offices located at Paseo de la Republica Avenue N° 4657, Surquillo, Lima, Peru, or by telephone at +51 1 2136565.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: May 7, 2019

ANNUAL SHAREHOLDER’S MEETING
June 4, 2019

Motion N° 1

Simple Corporate Reorganization and delegation of powers to the Board of Directors

Considering:

WHEREAS, Graña y Montero S.A.A. seeks to generate a structure that allows, if necessary in the future, the optimization of its financial resources in the infrastructure business.

WHEREAS, Graña y Montero S.A.A. considers appropriate to split-off an equity block conformed by class B shares representing 50% of GyM Ferrovias S.A. to a specially purposed vehicle through simple corporate reorganization. The split-off transfer would be carried out at book value.

WHEREAS, in accordance with article 391 of the Peruvian Corporate Law: "Simple corporate reorganization is considered the act by which a company segregates one or more equity blocks and contributes them to one or more new or existing companies, receiving in exchange and conserving in its assets the shares or participations corresponding to said contributions."

WHEREAS, this simple corporate reorganization split-off will allow Graña y Montero S.A.A. to have an efficient corporate structure making it possible, if required, to obtain financing that indirectly leverages GyM Ferrovias S.A. without affecting its shares or the creditors of GyM Ferrovias S.A.

WHEREAS, the split-off of shares of GyM Ferrovias S.A. to the special purpose vehicle is subject to a series of government approvals that are in process.

Motion:

a)
Approve the simple corporate reorganization of Graña y Montero S.A.A. in the terms and conditions previously indicated, subject to the precedent condition that all government approvals necessary for the effective execution are achieved.

b)	Delegate to the Board of Directors the approval of every act, contract and / or any necessary documents to execute the simple corporate reorganization.

Motion N° 2

Ratification of the Appointment of Director of the Company

Considering:

WHEREAS, on November 29, 2018, Mr. Alfonso Garcia Miro Peschiera resigned as a member of the Board of Director, which was accepted at Board of Directors Meeting that took place on December 26, 2018.

WHEREAS, by virtue of article 157 of the Peruvian Corporate Law, and article 8, subsection a) of article 16.4 of the General Regulations of the Board of Directors, the Board of Directors, through cooptation, appointed Mr. Christian Laub Benavides as Director of the Company in session dated May 7, 2019, corresponding to the General Shareholders Meeting its endorsement.

Mr. Laub is an economist from Universidad del Pacifico with a specialization in Business Economics and an MBA from Harvard University. He is currently Director of the Lima Stock Exchange, having been Chairman of the Board of Directors until 2016. He has been Chief Executive Officer of Credicorp Capital from 2011 to 2018 and previously served as manager of several areas of Banco de Credito del Peru and Chief Executive Officer of Credifondo.

Motion:

Endorse the appointment of Mr. Christian Laub Benavides, with Peruvian ID N° 10274712 as member of the Board of Directors of Graña y Montero S.A.A. for the remainder of the period of this Board of Directors.

Motion N° 3

Board of Directors compensation

Considering:

WHEREAS, in accordance with article 114 of the General Corporations Law, it is the responsibility of the General Shareholders' Meeting to determine the remuneration of the Board of Directors.

WHEREAS, at the General Shareholders Meeting held on April 1, 2019, the Board of Directors compensation was approved. However, it was mentioned that the Board of Directors would propose to revise the compensation once the capital increase was completed.

WHEREAS, the Board of Directors considers that its members have an inherent risk in assuming the position of Director of the Company. In addition, in recent months, changes have been made in Peruvian legislation that increase the personal risks assumed by those who hold positions of Director. In that sense, the Talent Committee of the Board of Directors asked Korn Ferry for a comparative study of compensations in the market. This study revealed that the approved compensations are below the market average.

Motion:

Approve in relation to the remainder of the Board of Directors period, it is proposed that for fiscal year 2019 each Director is compensated with the amount of US$ 4,000.00 (Four Thousand and 00/100 U.S. Dollars) for attendance at each Board Meeting and US$ 2,000.00 (Two Thousand and 00/100 U.S. Dollars) for attendance at each Board Committee Meeting, stating that no supplementary compensation will be paid under any circumstances.

Motion N° 4

Granting of faculties for the formalization of agreements

Considering:

WHEREAS, as there are agreements that constitute registrable acts that will be carried out during the Shareholders Meeting, it is appropriate to grant faculties to certain executives of the Company.

Motion:

Grant faculties of representation to Luis Diaz Olivero, Monica Miloslavich Hart and/or Daniel Urbina Pérez so that any two of them, jointly, may sign, on behalf of the Company, all the public and private documents required for the formalization and registration of the resolutions adopted at the General Shareholders Meeting.